

Mail Stop 4720

March 12, 2010

John A. Ustaszewski
Chief Financial Officer
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

      Re: **DCP Financial Corp**
               Item 4.02 Form 8-K
               Filed March 10, 2010
               File No. 0-22387

Dear Mr. Ustaszewski:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K – Filed March 10, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements
or a Related Audit Report or Completed Interim Review

1.   We note your disclosure that the non-reliance on the previously issued consolidated financial statements as of and for the interim periods ended June 30, 2009 and September 30, 2009 was the result of your decision to revise the assumptions used in your collateralized debt obligations impairment analysis at these interim dates. Please tell us the following:

- The amortized cost and fair value of the collateralized debt obligations classified as held-to-maturity affected by the restatements;
- The restated amount of other-than-temporary impairment recognized in other comprehensive income and in earnings during each interim period; and
- The assumptions used for the interim periods ended June 30, 2009 and September 30, 2009 before and after the revisions in your future cash flow impairment analysis for the collateralized debt obligations.

2. When you amend your periodic reports to file your restated financial statements, please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Lindsay Bryan, Staff Accountant.

Sincerely,

Lindsay Bryan
Staff Accountant